Ekpyrosis Advisors PLLC

259 W. 10th Street

New York, NY 10014

November 26, 2024

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549
Attention: Division of Corporate Finance

Office of Real Estate & Construction

Re: Breeze Holdings Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed November 19, 2024

File No. 001-39718

Dear Mr. Alper and Ms. Yale,

This letter responds to the comments provided in your letter dated November 25, 2024. For your convenience, we have restated each comment, followed by our response.

Preliminary Proxy Statement on Schedule 14A

Risk Factors

In the event the Extension Amendment Proposal is approved and we amend our Charter....,

1. Please update this risk factor for the delisting from NASDAQ and disclose that in addition to the consequences described, you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, and any impact on the market for your securities including demand for your securities.

Response:

We have updated our disclosure regarding our July 2024 NASDAQ delisting and reposted below for your convenience:

We Were Delisted from the Nasdaq, and There is a Limited Trading Volume for our Common Stock on the OTCQX.

In July 2024, our common stock was delisted from The Nasdaq Stock Market LLC (the “Nasdaq”). Our common stock currently trades on the OTCQX tier of the OTC Markets Group Inc. (the “OTCQX”) under the symbol BRZH, and there is a limited trading volume for our common stock. As a result, relatively small trades of our common stock may have a significant impact on the price of our common stock and, therefore, may contribute to the price volatility of our common stock. Because of limited trading volume in our common stock and the price volatility of our common stock, you may be unable to sell your shares of common stock when you desire or at the price you desire. The inability to sell your shares in a declining market because of such illiquidity or at a price you desire may substantially increase your risk of loss.

The delisting of our common stock from the Nasdaq may have an adverse effect on institutional investor interest in holding or acquiring our common stock and otherwise reduce the number of investors willing to hold or acquire our common stock. This could negatively affect our ability to raise capital necessary to maintain operations and service our debt or effect any contemplated strategic alternatives to restructure our outstanding indebtedness. In addition, the delisting of our common stock from the Nasdaq may cause a loss of confidence among our employees and customers and otherwise negatively affect our financial condition, results of operations and cash flows.

We do not currently meet the listing standards of the Nasdaq or any other national securities exchange. We presently anticipate that our common stock will continue to be quoted on the OTCQX. As a result of the limited trading volume for our common stock, investors may be unable to sell shares of common stock at the times or in the quantities desired and, therefore, may be required to hold some or all of their shares for an indefinite period of time.

The delisting may make us less attractive as a merger partner for potential target companies, as many targets seek to merge with entities that offer immediate access to a major national securities exchange. This could materially impair our ability to complete a business combination within the required timeframe, potentially subjecting us to dissolution and the return of funds held in trust to our public shareholders.

General

2. Please update your disclosure throughout the proxy to disclose that you have already been delisted from the Nasdaq Stock Market LLC that occurred in July 2024, the termination of the merger agreement with TV Ammo, Inc., and the entry into a merger agreement with YD Biopharma Limited.

Response:

We have updated our disclosure of the NASDAQ Stock Market LLC delisting that occurred in July 2024 in our risk factors section, reposted above in response to comment #1.

We have updated our disclosures with respect to the termination of the merger agreement with TV Ammo, Inc. and the entry into a merger agreement with YD Biopharma limited. We have included a portion of our updated disclosure in Proposal 1: The Extension Proposal below, and made conforming edits throughout the proxy:

The purpose of this proposal is to allow the Company additional time to complete an initial business combination. As previously announced on November 1, 2022, the Company entered into a merger agreement and plan of reorganization (the “TV Ammo Merger Agreement”) with TV Ammo, Inc., an advanced technology and composite manufacturing company based in Garland, Texas (“TV Ammo”), pursuant to which a newly-formed wholly-owned subsidiary of the Company would merge with and into TV Ammo, with TV Ammo surviving as a wholly-owned subsidiary of the Company. The TV Ammo Merger Agreement was terminated on August 5, 2024. As previously announced on September 25, 2024, the Company entered into the Merger Agreement by and among (i) the Company, (ii) a Cayman Islands exempted company and wholly-owned subsidiary of Parent expected to be named “YD Bio Limited,” which is in the process of being formed, and once formed will enter into a joinder to the Merger Agreement (“YD Bio Limited”), (iii) Breeze Merger Sub, Inc., a Delaware corporation and which will be a direct, wholly-owned subsidiary of YD Bio Limited (“Parent Merger Sub”), (iv) a Cayman Islands exempted company which will be a wholly-owned subsidiary of YD Bio Limited, expected to be named “BH Biopharma Merger Sub Limited,” and once formed, will enter into a joinder to the Merger Agreement (“Company Merger Sub,” with Company Merger Sub and Parent Merger Sub together referred to herein as the “Merger Subs”), and (v) YD Biopharma Limited, a Cayman Islands exempted clinical-stage biopharmaceutical company based in Taipei City, Taiwan (“YD Biopharma”). Upon closing of the transaction, YD Bio Limited and its common stock is expected to trade on the Nasdaq Capital Market. In connection with the proposed transaction, we filed with the SEC a registration statement on Form F-4 that, when declared effective, will include a proxy statement of the Company and that will also constitute a prospectus of YD Bio Limited with respect to the shares of YD Bio Limited common stock to be issued in the proposed transaction (the “Proxy Statement/Prospectus”). This document is not a substitute for the Proxy Statement/Prospectus. The definitive Proxy Statement/Prospectus (if and when available) will be delivered to our and YD Biopharma’s stockholders. We may also file other relevant documents regarding the proposed transaction with the SEC. The Company expects the transaction to close in the first quarter of 2025, subject to the satisfaction of customary closing conditions, including certain regulatory and shareholder approvals. The Board believes that, given the Company’s expenditure of time, effort and money on finding a business combination, circumstances warrant providing public stockholders an opportunity to consider a business combination.

We appreciate the opportunity to address your comments and are available to discuss this matter further at your convenience. Please feel free to contact me at (917) 328-4795, and via email at matt@ekpyrosis.co, if you have any additional questions or require further clarification.

Respectfully submitted,

/s/ Mathew J. Saur
Mathew J. Saur

cc: J. Douglas Ramsey, Ph.D.